#507 – 837 West Hastings Street

Vancouver, BC    V6C 3N6

Tel:  (604) 685-1017

Fax:  (604) 685-5777

N E W S   R E L E A S E

CHANGE IN BOARD OF DIRECTORS

May 9th, 2005 – International Tower Hill Mines Ltd. (TSX: ITH, OTC BB: ITHMF) (the “Company”) announces that Norman Bonin has resigned as a director, effective immediately.  The Company wishes to thank Mr. Bonin for his contributions and wishes him well for the future.  Gerhard J. Drescher has agreed to join the Board of Directors in place of Mr. Bonin, effective immediately.

About International Tower Hill Mines Ltd.

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.  The Company is currently in various exploration stages and has interests in properties in British Columbia (Siwash Silver Leases), Canada.

FOR FURTHER INFORMATION:

International Tower Hill Mines Ltd.

Mr. Anton Drescher, President

Tel: (604) 685-1017

Web site:  www.towerhillmines.com

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.